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                              April 14, 2023

       John Backus, Jr.
       Chief Executive Officer
       PROOF Acquisition Corp I
       11911 Freedom Drive
       Suite 1080
       Reston, VA 20190

                                                        Re: PROOF Acquisition
Corp I
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed April 10,
2023
                                                            File No. 001-41104

       Dear John Backus, Jr.:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the transaction could
prevent you from completing an initial business combination and require you to liquidate.
Disclose the consequences of liquidation to investors, such as the
 John Backus, Jr.
PROOF Acquisition Corp I
April 14, 2023
Page 2
      losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Backus, Jr.
                                                           Division of
Corporation Finance
Comapany NamePROOF Acquisition Corp I
                                                           Office of Real
Estate & Construction
April 14, 2023 Page 2
cc:       Scott D. Fisher, Esq.
FirstName LastName